

April 3, 2023

Mark Suchinski
Chief Financial Officer
Spirit AeroSystems Holdings, Inc.
3801 South Oliver
Wichita, KS 67210

      **Re:  Spirit AeroSystems Holdings, Inc.**
          **Form 10-K for Fiscal Year Ended December 31, 2022**
          **Filed February 17, 2023**
          **File No. 1-33160**

Dear Mark Suchinski:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comment.  In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

Form 10-K filed February 17, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Business Combinations and Goodwill, page 41

1.     We note your disclosure which states you performed your goodwill impairment analysis using the quantitative approach as of the beginning of the fourth quarter of 2022 and concluded that no impairment existed.  We also note the majority of your goodwill balance was recognized in connection with the 2020 acquisition of the Bombardier Businesses and that you have subsequently sustained substantial operating losses for all periods presented.  In future filings beginning with your next quarterly report, please expand your disclosure to state whether or not the fair value of your reporting units "substantially exceeds" the carrying value.  To the extent any reporting unit fair values are not substantially in excess of fair values, disclose the name of those reporting units and the amount or percentage by which the fair value exceeds their carrying value.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mindy Hooker, Accountant, at (202)551-3732 or Kevin Stertzel, Accountant, at (202)551-3723 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing